Mail Stop 7010
	December 19, 2005



Mr. Herb Mee, Jr., President and Chief Financial Officer
The Beard Company
Enterprise Plaza, Suite 320
5600 North May Avenue
Oklahoma City, Oklahoma 73112

Re:	The Beard Company
	Form 10-K for Fiscal Year Ended December 31, 2004
	File No. 1-12396

Dear Mr. Mee:

	Thank you for the detailed analysis and additional information provided in response to our conference call of October 4, 2005. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. After reviewing your response and related supporting documentation we believe that the equity method of accounting is appropriate for your investment in Cibola. However, we believe that the following revisions are required.

1.	Please amend your Form 10-K for the year ended December 31,
2004
and Forms 10-Q for the three quarters in 2005 to reflect your share of the earnings of Cibola under the equity method on a gross basis.
Your restated income statement should conform to the presentation you provided on Schedule 7-Version 1-Full "other than temporary" impairment. This presentation would provide "other than temporary" impairment of your investment to the extent your share of Cibola earnings exceed the actual cash distribution you earned and received during for the period.

2.	Also your balance sheets in the above filings should be
amended
to reflect your investment in and the related note payable to Cibola on a gross basis versus your current net method of disclosure.

3.	Amend the above filings to expand your footnote disclosures
to
include certain items provided in your EITF 96-16 analysis such as Cibola`s corporate governance arrangements and the comparable economic interests and investment at risk, which support your accounting for this investment on the equity method of accounting versus the consolidation of Cibola.

4.	Please include the financial statements of Cibola as required under Rule 3-09.  Also note that Rule 3-09 (b) requires only the
2004
financial statements of Cibola be audited.

      Please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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Herb Mee, Jr.
The Beard Company
December 19, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE